Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 5 to Form S-1 Registration Statement of Capnia, Inc. (Registration No. 333-196635) of our report dated May 7, 2014, except for the Reverse Stock Split paragraph of Note 2, as to which the date is August 4, 2014, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the financial statements of Capnia, Inc. as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 and for the period from August 25, 1999 (inception) to December 31, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

August 10, 2014